FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED OCTOBER 25, 2001


                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

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                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F X       FORM 40-F
                                   ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          YES               NO X
                             ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ADVANCED SEMICONDUCTOR
                                              ENGINEERING, INC.


Dated: October 25, 2001                     By: /s/ Joseph Tung
                                               ---------------------------------
                                               Name:  Joseph Tung
                                               Title: Chief Financial Officer